EXHIBIT 99.5

FORM OF LETTER TO CLIENTS

To Our Clients:

We are sending you this letter because you were a holders of shares of common stock, par value $0.01 per share, of Motient Corporation (the “Company”) on December 17, 2004. As you are aware, the Company granted to stockholders of record on December 17, 2004 non-transferable rights to purchase shares of its common stock. The Subscription Certificate for these rights was originally distributed on February 15, 2005.

We have enclosed a copy of the following documents:

1.	The prospectus dated August 8, 2006; and
2.	A “Beneficial Owner Election Form” which you can use to tell us what you would like to do with your rights.

As described in the prospectus, each stockholder of record on December 17, 2004 received one non-transferable "Right" for each share of Motient common stock held as of the record date. Each record stockholder has the right to purchase 0.103 shares of Motient common stock for each Right held. There are no over-subscription rights. Only holders of record that did not participate in the November 12, 2004 private placement are eligible to participate in this rights offering. Affiliates and/or related parties of those that participated in the November 12, 2004 private placement are also excluded from participation. The number of shares issued under this rights offering shall not exceed 2.5 million shares. If valid subscriptions for more than 2.5 million shares are received, each holder will have their election reduced on a pro rata basis. The subscription price per share is $8.57. The expiration date for this offer will be September 7, 2006, unless extended by Motient.

The materials enclosed are being sent to you as the beneficial owners of the shares of common stock carried by us in your account but which are not registered directly in your name. EXERCISES OF THE RIGHTS MAY BE MADE ONLY BY US AS THE RECORD OWNER PURSUANT TO YOUR INSTRUCTIONS. Accordingly, we request instructions as to whether you wish us to purchase any shares of common stock or sell or transfer any of your rights. However, we urge you to read the enclosed documents carefully before instructing us to exercise your rights.

Your instructions should be sent to us in order to permit us to exercise your rights on your behalf in accordance with the terms of the rights offering. YOUR RIGHTS WILL EXPIRE, IF NOT PREVIOUSLY EXERCISED, AT 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 7, 2006, UNLESS THE TIME PERIOD FOR EXERCISING THE RIGHTS IS EXTENDED BY MOTIENT CORPORATION (AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”). YOUR EXERCISE OF RIGHTS MAY NOT BE WITHDRAWN.

If you wish to have us, on your behalf, exercise the rights for shares of common stock or sell rights, please instruct us by completing, executing and returning the enclosed form entitled “Beneficial Owner Election Form.”

Very truly yours,

[BANK, BROKER OR OTHER NOMINEE]